EXHIBIT 12.1

NPS PHARMACEUTICALS, INC.

COMPUTATION OF RATIO OF EARNINGS AVAILABLE
TO COVER FIXED CHARGES

(in thousands)

	Fiscal Year Ended December 31,					Nine months ended September 30,
Earnings (Loss)	1998	1999	2000	2001	2002	2002	2003
Pre-tax loss before adjustments for
income from equity investees and
cumulative effect on prior years
of change in accounting principle	$(17,162)	$(35,654)	$(31,612)	$(51,329)	$(87,127)	$(61,568)	$(124,000)
Total fixed charges	240	302	463	399	381	280	2,284
Distributed income of equity
investees	--	--	--	1,661	193	145	--

Total losses before fixed charges	$(16,922)	$(35,352)	$(31,149)	$(49,269)	$(86,553)	$(61,143)	$(121,716)

Fixed Charges
Interest expense	$ 16	$ 4	$ 96	$ 5	--	--	1,972
Assumed interest attributable to
rentals	224	298	367	394	381	280	312

Total fixed charges	$ 240	$ 302	$ 463	$ 399	$ 381	$ 280	$ 2,284

Deficiency of earnings available to
cover fixed charges	$(17,162)	$(35,654)	$(31,612)	$(49,668)	$(86,934)	$(61,423)	$(124,000)
Ratio of earnings available to cover
fixed charges	--	--	--	--	--	--	--

        For the years ended December 31, 1998, 1999, 2000, 2001 and 2002, and the nine month periods ended September 30, 2002 and 2003, our earnings were insufficient to cover fixed charges for those periods by $17,162, $35,654, $31,612, $49,668, $86,934, $61,423 and $124,000, respectively. In calculating the ratio of earnings available to cover fixed charges, “earnings” consist of pre-tax income (loss) before adjustments for income from equity investees, plus fixed charges and distributed income from equity investees. Fixed charges consist of interest expense and estimated interest included in rental expense.